UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number 001-13175

PREMCOR RETIREMENT SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Premcor Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2007.

San Antonio, Texas
June 24, 2022

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Investments at fair value	$298,633,357	$285,104,436
Receivables:
Notes receivable from participants	4,878,014	4,786,051
Employer contributions	254,995	184,017
Participant contributions	1,008	1,222
Total receivables	5,134,017	4,971,290
Total assets	303,767,374	290,075,726
Net assets available for benefits	$303,767,374	$290,075,726

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Additions:
Investment income:
Dividend income	$22,342,724	$11,878,229
Net appreciation in fair value of investments	20,238,186	19,831,180
Total investment income	42,580,910	31,709,409
Interest income on notes receivable from participants	240,977	271,070
Contributions:
Participant	7,777,414	7,106,000
Employer	5,600,468	5,442,671
Total contributions	13,377,882	12,548,671
Total additions	56,199,769	44,529,150
Deductions:
Benefit payments	(42,508,121)	(32,671,463)
Net increase in net assets available for benefits	13,691,648	11,857,687
Net assets available for benefits:
Beginning of year	290,075,726	278,218,039
End of year	$303,767,374	$290,075,726

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.DESCRIPTION OF THE PLAN

General
The Premcor Retirement Savings Plan (the Plan) is a qualified profit-sharing plan covering Valero Energy Corporation’s eligible United States (U.S.) employees. (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
Valero, the plan sponsor, is a multinational manufacturer and marketer of petroleum-based and low-carbon liquid transportation fuels and petrochemical products. Valero owns 15 petroleum refineries located in the U.S., Canada, and the United Kingdom with a combined throughput capacity of approximately 3.2 million barrels per day. Valero is a joint venture member in Diamond Green Diesel Holdings LLC, which owns a renewable diesel plant located in the Gulf Coast region of the U.S. with a production capacity of 700 million gallons per year, and Valero owns 12 ethanol plants located in the Mid-Continent region of the U.S. with a combined production capacity of approximately 1.6 billion gallons per year. As of December 31, 2021, Valero employed approximately 10,000 people.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Valero’s employees at its Port Arthur and Memphis Refineries represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 13-423 (Plant Group only), and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 9-00631, respectively, are eligible to participate in the Plan after completing six months of service. Participation in the Plan is voluntary.

Contributions
Participants may make pre-tax contributions from 1 percent to 50 percent of their eligible compensation, as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan, and they may elect to make after-tax contributions up to 5 percent of their eligible compensation, but Valero

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

does not match these contributions. Total participant contributions cannot exceed 50 percent of eligible compensation.
Any employee may make rollover contributions and eligible Roth 401(k) rollover contributions to the Plan. For the years ended December 31, 2021 and 2020, rollover contributions totaled $514,789 and $196,037, respectively, and were included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. This limit was $19,500 for each of the years ended December 31, 2021 and 2020. Participants who attained age 50 before the end of the year were eligible to make catch-up contributions of up to $6,500 for each of the years ended December 31, 2021 and 2020. All or any portion of an eligible participant’s catch-up contribution can be designated as a Roth 401(k) catch-up contribution.

Valero matches 200 percent of the first 3 percent of eligible compensation that a participant contributes on a pre-tax basis or as a Roth 401(k) contribution to the Plan. Valero also matches 100 percent of eligible compensation above 3 percent up to a maximum of 6 percent that participants at the Port Arthur Refinery contribute to the Plan. All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of service.

Forfeitures
The Plan provides that if a participant incurs a break in service prior to becoming vested in any part of his or her employer account, the participant’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement on or after age 60, the nonvested portion of the participant’s employer account is forfeited upon distribution. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision shall be reinstated.

Employer contributions for the years ended December 31, 2021 and 2020 were reduced by $30,000 and $36,000, respectively, from forfeited nonvested accounts. As of December 31, 2021 and 2020, forfeited nonvested accounts available to reduce future employer contributions or plan administrative expenses were $42,587 and $35,434, respectively.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Options
Participants direct the investment of 100 percent of their participant and employer contributions and may transfer existing account balances to any of the investment options offered, subject to certain restrictions. These investment options include mutual funds, a common/collective trust, Valero common stock, and a money market security.
Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

Withdrawals
A participant who is an employee may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions. A participant may withdraw as of any date all or any portion of his or her account in the following order: (i) up to 100 percent of his or her after-tax contribution account, (ii) up to 100 percent of his or her rollover account or Roth rollover account, (iii) up to 100 percent of his or her pre-tax contributions account or designated Roth contribution account, but only in the event of a hardship, unless the participant has attained age 59½, (iv) up to 100 percent of his or her vested matching contribution account, but only if the participant has attained age 59½, or (v) amounts in his or her BP account in accordance with the withdrawal rights provided under the terms of either the BP America Capital Accumulation Plan or the BP America Savings and Investment Plan.

Distributions
Upon a participant’s death, total and permanent disability, or retirement on or after age 60, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account.

Distributions resulting from any of the above occurrences may be made in a lump sum distribution. In lieu of the lump sum distribution, a participant or beneficiary may elect to receive the value of the participant’s account in the form of equal monthly installments, subject to certain restrictions. If the value of a vested account balance is equal to or less than $1,000, the account balance may be distributed to the participant in a cash lump sum distribution without the participant’s consent. The distribution of a vested account balance greater than $1,000 shall not be made without the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 72 (age 70½ if prior to January 1, 2020). In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.
The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants
Participants who are employees may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the outstanding balance of all loans to the participant on the day any new loan is made, or

(b)one-half of the current value of the participant’s vested interest in his or her Plan accounts.

The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of his or her employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1 percent. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.

Plan Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment related expenses are included in net appreciation in fair value of investments. Individual participant transaction fees, such as overnight delivery fees, redemption fees, and annual loan maintenance fees, are deducted from the respective participant’s account and are included in benefit payments.

Coronavirus Aid, Relief and Economic Security (CARES) Act
On March 27, 2020, the CARES Act was enacted. The CARES Act provided immediate and temporary relief for eligible retirement plans and their participants who were adversely impacted by COVID-19. The Plan adopted the provisions of the CARES Act to allow these participants to:

•take coronavirus-related distributions up to $100,000 through December 30, 2020;

•increase participant loan amounts up to the lesser of $100,000 or 100 percent of eligible vested balances from March 27, 2020 to September 22, 2020;

•defer loan repayments for up to one year for loans with a repayment due through December 31, 2020; and

•waive required minimum distributions for 2020.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

2.BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
General
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Subsequent Events
Management has evaluated events that occurred after December 31, 2021 through the date these financial statements were available to be issued on June 24, 2022. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 3.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in benefit payments. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. A loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan. The loan balance is reduced and benefit payments are increased after the participant makes final withdrawal from the Plan.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
In general, the Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. These risks may be impacted by certain external financial, business, and other factors, such as the effects of economic downturns, natural disasters, pandemics, war, or hostilities. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The impact of those risks and factors remains uncertain and depends on future events and developments.

3.FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•Mutual funds and common stock are measured at fair value using a market approach based on quoted prices from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•The common/collective trust invests solely in a master trust, which primarily holds investments in fully benefit-responsive investment contracts, and is valued at the net asset value of units of the common/collective trust as determined by the issuer of the trust based on the fair values of the underlying net assets divided by the number of units outstanding. The net asset value per unit is a quoted price in a market that is not active; therefore, these investments are classified within Level 2 of the fair value hierarchy.

The following tables present information about the Plan’s assets as of December 31, 2021 and 2020 by level of the fair value hierarchy. No assets were categorized in Level 3 of the hierarchy as of December 31, 2021 and 2020.

	2021
	Level 1	Level 2	Total
Mutual funds	$243,129,830	$—	$243,129,830
Common/collective trust	—	33,648,081	33,648,081
Valero common stock	21,799,301	—	21,799,301
Money market security	56,145	—	56,145
Investments at fair value	$264,985,276	$33,648,081	$298,633,357

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	2020
	Level 1	Level 2	Total
Mutual funds	$220,199,696	$—	$220,199,696
Common/collective trust	—	44,813,471	44,813,471
Valero common stock	20,043,033	—	20,043,033
Money market security	48,236	—	48,236
Investments at fair value	$240,290,965	$44,813,471	$285,104,436

The Plan’s investment in shares of Valero common stock represents 7.3 percent and 7.0 percent of total investments as of December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, dividend income included $1,185,609 and $1,279,694, respectively, of dividends paid on Valero common stock. The closing price for Valero common stock was $75.11 and $56.57 on December 31, 2021 and 2020, respectively.

4.RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in mutual funds, a common/collective trust, and a money market security that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Administrative expenses incurred with the Plan’s trustee were immaterial for the years ended December 31, 2021 and 2020. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are party-in-interest transactions under ERISA and are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

5.PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.

6.TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated March 20, 2014, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Plan is qualified and the related trust is tax-exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any plan years.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500):

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$303,767,374	$290,075,726
Deemed distributions of participant loans	(43,414)	(67,845)
Net assets available for benefits per the Form 5500	$303,723,960	$290,007,881

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended December 31,
	2021	2020
Investment income per the financial statements	$42,580,910	$31,709,409
Interest income on notes receivable from participants per the financial statements	240,977	271,070
Investment income per the Form 5500	$42,821,887	$31,980,479

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500:

	Year Ended December 31,
	2021	2020
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans:
End of year	43,414	67,845
Beginning of year	(67,845)	(80,788)
Deemed distributions of participant loans per the Form 5500	$(24,431)	$(12,943)

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2021

Identity of Issue/Description of Investment	Current Value
Mutual funds:
Vanguard Balanced Index Fund Investor Shares	$5,658,167
Vanguard Explorer Fund Investor Shares	8,243,333
Vanguard Institutional Index Fund Institutional Shares	26,991,565
Vanguard International Growth Fund Admiral Shares	19,901,656
Vanguard Mid-Cap Index Fund Investor Shares	14,312,960
Vanguard PRIMECAP Fund Admiral Shares	28,640,299
Vanguard Small-Cap Index Fund Investor Shares	10,546,552
Vanguard Target Retirement 2015 Fund	2,658,444
Vanguard Target Retirement 2020 Fund	5,446,795
Vanguard Target Retirement 2025 Fund	4,426,023
Vanguard Target Retirement 2030 Fund	5,542,526
Vanguard Target Retirement 2035 Fund	4,740,275
Vanguard Target Retirement 2040 Fund	4,945,363
Vanguard Target Retirement 2045 Fund	7,486,807
Vanguard Target Retirement 2050 Fund	8,387,347
Vanguard Target Retirement 2055 Fund	3,990,436
Vanguard Target Retirement 2060 Fund	552,231
Vanguard Target Retirement 2065 Fund	202,799
Vanguard Target Retirement Income Fund	4,295,932
Vanguard Total Bond Market Index Fund Investor Shares	13,860,945
Vanguard U.S. Growth Fund Investor Shares	17,233,753
Vanguard Wellington Fund Admiral Shares	24,647,377
Vanguard Windsor II Fund Investor Shares	20,418,245
Total mutual funds	243,129,830
Common/collective trust:
Vanguard Retirement Savings Trust III	33,648,081
Common stock:
Valero Energy Corporation	21,799,301
Money market security:
Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	56,145
Notes receivable from participants (interest rates range from 4.25% to 6.50%; maturity dates range from January 2022 to October 2036)	4,834,600
$303,467,957
________________________
All investments are party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN

	By:	/s/ Joseph M. Van Horn
Joseph M. Van Horn
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President Risk Management and Trading Support,
Valero Energy Corporation

Date: June 24, 2022